                                                                    EXHIBIT 99.1

                [RYDER SCOTT COMPANY PETROLEUM ENGINEER LETTERHEAD]

                                 March 10, 1999


Sonat Exploration Company
Post Office Box 1513
Houston, Texas 77251-1513

Gentlemen:

         At your request, we have reviewed the estimates of the remaining proved reserves attributable to certain properties of Sonat Exploration Company (Sonat), as of January 1, 1999, as prepared by its engineering and geological staff and based on Securities and Exchange Commission (SEC) guidelines. The properties that we reviewed are comprised of 1410 reserve determinations and are located in the states of Alabama, Arkansas, Louisiana, Oklahoma, and Texas.

         The net reserves attributable to the properties that we reviewed account for 64.3 percent of Sonat's total net remaining gas reserves and 41.8 percent of Sonat's total net remaining liquid hydrocarbon reserves. The properties represent 56.8 percent of the total proved discounted future net income based on the unescalated pricing policy of the SEC as taken from reserve and income projections prepared by Sonat Exploration Company as of January 1, 1999.

         The estimated reserves presented in this report are related to hydrocarbon prices. Sonat has informed us that in the preparation of their reserve and income projections, as of January 1, 1999, they used December 1998 hydrocarbon prices as required by SEC guidelines; however, actual future prices may vary significantly from December 1998. Therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The estimated net reserves attributable to Sonat's interest in properties that we reviewed, as calculated by Sonat, are summarized as follows:


                                    SEC CASE
                    Estimated Net Remaining Proved Reserves
                     Attributable to Certain Properties of
                           Sonat Exploration Company
                             As of January 1, 1999
           ------------------------------------------------------------


                                                                                    Natural Gas
                                        Gas       Oil/Condensate   Plant Liquids    Equivalents
                                       (MMCF)        (Barrels)       (Barrels)        (MMCFE)
                                     ----------   --------------   -------------    -----------
Net Reserves of Properties
Reviewed by Ryder Scott
---------------------------
  Proved Producing                     609,458       3,637,338       3,943,780         655,291
  Proved Behind Pipe                    96,582       1,884,051         978,000         113,351
  Proved Undeveloped                   206,968       1,434,228         646,000         219,828
                                       -------       ---------       ---------         -------
    Total Proved                       913,008       6,955,617       5,567,780         988,470


March 10, 1999
Page 2

REVIEW PROCEDURE AND OPINION

     In performing our review, we have relied upon data furnished by Sonat with respect to property interests owned, production and well tests from examined wells, geological structural and isopach maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

     In our opinion, Sonat's estimates of future reserves for the reviewed properties were prepared in accordance with generally accepted procedures for the estimation of future reserves, and we found on bias in the utilization and analysis of data in estimates for these properties. In general, we were in reasonable agreement with Sonat's estimates of remaining proved reserves for the properties which we reviewed. It is our opinion that the data presented herein for the properties that we reviewed fairly reflect the estimated net reserves owned by Sonat.

     Certain technical personnel of Sonat are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner. We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our review.

RESERVE ESTIMATES

     The reserves for the properties that we reviewed were estimated by performance methods or the volumetric method. The reserve estimates by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.

     The reserves presented herein, as estimated by Sonat and reviewed by us, are estimates only and should not be construed as being exact quantities. Moreover, estimates of reserves may increase or decrease as a result of future operations.

APPLICABLE DEFINITIONS

     Liquid hydrocarbons are expressed in standard 42 gallon barrels and are converted into gas equivalents at the ratio of 1 barrel of hydrocarbon liquids to 6 MCF of gas. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

     The proved developed non-producing reserves attributable to the total properties are comprised of behind pipe reserves.

March 10, 1999
Page 3


         The proved reserves, which are attributable to the properties that we reviewed, conform to the definition as set forth in the Securities and Exchange Commission's Regulation S-X Part 210.4-10 (a) as clarified by subsequent Commission Staff Accounting Bulletins. The proved reserves are defined as follows:

      Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalation based on future conditions. Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Proved natural gas reserves are comprised of non-associated, associated and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and for the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground or surface storage. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved developed reserves may be subcategorized as producing or non-producing using the SPE/WPC Definitions:

   Producing

      Reserves sub-categorized as producing are expected to be recovered from completion intervals which are open and producing at the time of the estimate. Improved recovery reserves are considered producing only after the improved recovery project is in operation.

March 10, 1999
Page 4


  NON-PRODUCING

  Reserves sub-categorized as non-producing include behind pipe reserves. Behind pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future recompletion prior to the start of production.

Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are attributable to any acreage for which an application of fluid injection or other improved technique is contemplated, only when such techniques have been proved effective by actual tests in the area and in the same reservoir.

GENERAL

     In general, the reserve estimates for the properties that we reviewed are based on data available through December 1998. Gas imbalances, if any, were not taken into account in the gas reserve estimates reviewed.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

     This report was prepared for the exclusive use of Sonat. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                             Very truly yours,

                                             RYDER SCOTT COMPANY
                                             PETROLEUM ENGINEERS

                                             /s/ John R. Warner
                                             ------------------------------
                                             John R. Warner, P.E.
                                             Senior Vice President